

August 16, 2010

Carol A. Ramey
Chief Financial Officer
WSB Holdings, Inc.
4201 Mitchellville Road
Suite 200
Bowie, Maryland 20716

> **Re: WSB Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 13, 2010**
> **File No.: 000-53003**

Dear Ms. Ramey:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Notes to Unaudited Consolidated Financial Statements

Note 6 - Investments and Mortgage Backed Securities, pages 14-18

We note the material unrealized losses more than 12 months related to your MBS other pass-through certificates at June 30, 2010 and December 31, 2009. Please tell us and expand your disclosures in future filings related to these investments to discuss the results of the other-than-temporary impairment model by issue. Provide us with your full detailed analysis of these securities' impairment as of June 30, 2010, March 31, 2010 and December 31, 2009 that identifies all available positive and negative evidence considered. Explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support your conclusion that the impairment was not other-than-temporary. Discuss the assumptions and estimates included in your analysis and how it provides your basis for determining that the security will recover its amortized cost basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Hugh West
Branch Chief